SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Press release

TCL and Thomson

Good Progress Towards the Creation of TCL-Thomson Electronics

•	Signature of the Combination Agreement, in presence of the President of the PRC

•	Finalisation of all other necessary definitive agreements in line with end Q1 initial target

•	TCL-Thomson Electronics expected to be fully operational as planned by July 1, 2004

Paris, 29 January, 2004 — Thomson (Euronext Paris: 18453; NYSE: TMS), the world leader in solutions for media and entertainment industries, and TCL International Holdings Limited (HKSE: 1070), the leading multimedia consumer electronic products manufacturer in China, announced today an important step forward in the process to create TCL-Thomson Electronics. The two parties have signed the Combination and Shareholders’ agreements, in presence of the President of the PRC during his State visit in France and the French prime minister. These agreements provide the basis for the formation of TCL-Thomson Electronics, a new worldwide leader in the development, manufacturing and distribution of television sets and related products and services, consistent with the provisions of the Memorandum of Understanding (“MOU”) signed last November between the two companies to join their respective strengths in the TV industry.

Since the signature of the MOU, TCL and Thomson have deepened their cooperation leading to the signature of the Combination Agreement, which sets forth the terms and conditions pursuant which TCL and Thomson will combine their respective TV businesses and assets in TCL-Thomson Electronics. TCL and Thomson intend to complete other documents during the course of February, in order to be in line with the planned target to sign all other necessary definitive agreements before end Q1.

TCL and Thomson also confirm their objective to make TCL-Thomson Electronics fully operational by July 1, 2004, subject to the necessary shareholders’ and regulatory approvals.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic, business, competitive market and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson

Thomson (Euronext Paris: 18453; NYSE: TMS) provides end-to-end solutions (technologies, equipment and services) to the entertainment industries. To advance and enable the digital media transition, Thomson has four principal divisions: Content and Networks, Consumer Products, Components, and Licensing. The company distributes its products under the Technicolor, Grass Valley, THOMSON and RCA brand names. For more information: www.thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29th, 2004

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron
Title: Senior Executive Vice President, Chief Financial Officer